Exhibit 99.1

Renren Announces Unaudited Third Quarter 2012 Financial Results

BEIJING, China, November 14, 2012 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•                  Total net revenues were US$50.4 million, a 47.2% increase from the corresponding period in 2011.

•                  Online game revenues were US$24.2 million, a 120.2% increase from the corresponding period in 2011.

•                  Gross profit was US$30.9 million, a 12.4% increase from the corresponding period in 2011.

•                  Operating loss was US$20.6 million, compared to an operating loss of US$6.4 million in the corresponding period in 2011.

•                  Net loss attributable to Renren was US$15.4 million, compared to a net loss of US$1.2 million in the corresponding period in 2011.

•                  Adjusted net loss (1) (non-GAAP) was US$12.1 million, compared to an adjusted net income of US$0.3 million in the corresponding period in 2011.

“We had another solid quarter of user growth. Our real-name user base continued to show healthy year-over-year expansion of 25%, as total activated users this quarter reached over 172 million, an increase of 35 million users from the same period a year ago.  Monthly unique log-in users also reached 48 million in the month of September, representing a 27% growth year-over-year,” commented Joseph Chen, Chairman and Chief Executive Officer.

“Net revenues came in at the midpoint of our guidance and in-line with our expectations. Our gaming business continues to show a very strong momentum, driven by our cross-platform games. Nuomi, our group-buying business, also continues to show encouraging trends across all major metrics, particularly in transactions through mobile. However, our brand advertising business, despite a sequential increase, continues to face challenges in the midst of a weak economy coupled by intensifying competition and continued migration of Renren’s traffic from PC to mobile.”

“Meanwhile, we also realize that the competitive landscape in the mobile world is quite different from before. Therefore, our focus and investments will continue to shift towards the mobile opportunities and challenges ahead of us.  We want to further deepen and expand upon our core competency in social network services, particularly in the mobile world,” said Mr. Chen.

“Our different businesses are at different stages of investment and transformation.  While we expect our investments will continue to outpace the monetization progress in the near-term, we remain committed to building the long-term value for our company and our shareholders.” added Hui Huang, Renren’s Chief Financial Officer.

(1)             Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Third Quarter 2012 Results

Total net revenues for the third quarter of 2012 were US$50.4 million, representing a 47.2% increase from the corresponding period in 2011.

Online advertising revenues were US$17.0 million, representing a decrease of 13.7% from the corresponding period of 2011. The decrease was due to lower advertising spending by brand advertisers in a softer macro-environment, coupled by intensifying competition and continued migration of Renren’s traffic from PC to mobile.  The number of Renren’s activated users, however, continued to increase from approximately 137 million as of September 30, 2011 to approximately 172 million as of September 30, 2012. Monthly unique log-in users increased from approximately 38 million in September 2011 to approximately 48 million in September 2012.

Internet Value-Added Services (IVAS) revenues were US$33.4 million, representing a 129.3% increase from the corresponding period of 2011. Within IVAS revenues, online game revenues were US$24.2 million for the third quarter of 2012, a 120.2% increase from the corresponding period of 2011. The increase in online game revenues during this quarter was due to the growing popularity of several new in-house developed games recently launched. Other IVAS revenues were US$9.2 million for the third quarter of 2012, a 157.1% increase from the corresponding period of 2011. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$4.6 million of net revenues for the third quarter of 2012.

Cost of revenues was US$19.5 million, a 190.2% increase from the corresponding period of 2011. Cost of revenues for the third quarter of 2012 included US$0.4 million for Nuomi. The increase in cost of revenues for the third quarter was largely due to increased bandwidth investments and increased development costs of Renren’s recently launched games.

Operating expenses were US$51.5 million, a 51.8% increase from the corresponding period of 2011. Operating expenses in the third quarter of 2012 included US$10.6 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the third quarter of 2012 would be US$40.9 million, a 58.1% increase from the corresponding period in 2011.

Selling and marketing expenses were US$21.4 million, a 12.9% increase from the corresponding period of 2011. The increase was primarily due to the increased investments in Nuomi’s sales force and advertising campaigns, along with increased personnel related expenses and promotions for products on Renren.

Research and development expenses were US$20.8 million, a 102.1% increase from the corresponding period in 2011. The increase was primarily due to headcount and personnel related expense increases.

General and administrative expenses were US$9.3 million, a 98.4% increase from the corresponding period in 2011.  The increase was primarily due to the growth of the company size and business operations.

Share-based compensation expense, which were all included in the operating expenses, were US$2.6 million, compared to US$1.5 million in the corresponding period in 2011.  The increase was mainly due to additional share-based incentive awards granted to directors, executives and employees.

Operating loss was US$20.6 million, compared to an operating loss of US$6.4 million in the corresponding period in 2011.

Net loss attributable to Renren Inc. was US$15.4 million, compared to a net loss of US$1.2 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, net loss in the third quarter of 2012 would be US$9.1 million, compared to a net income of US$6.2 million in the corresponding period of 2011.

Adjusted net loss (non-GAAP) was US$12.1 million, compared to a net income of US$0.3 million in the corresponding period in 2011. Excluding results of operations attributable to Nuomi in both quarters, adjusted net loss in the third quarter of 2012 would be US$5.9 million, compared to the adjusted net income of US$7.7 million in the corresponding period in 2011. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Completion of the Share Repurchase Program

The Company’s Share Repurchase Program, which was approved by its Board of Directors on September 29, 2011 to repurchase up to US$150 million of its ADSs, was completed as of September 28, 2012. During the third quarter of 2012, Renren repurchased approximately 13.3 million ADSs, bringing the total share repurchase to 24.2 million ADS and an aggregate consideration of $101.8 million at the end of the program.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$45 million to US$47 million in the fourth quarter of 2012, representing 37% to 43% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Tuesday, November 13, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Wednesday, November 14, 2012).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:
US: +1 718-354-1231
Hong Kong: +852-2475-0994
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:
International: + 61 2-8199-0299
Passcode: 64321273

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on

NYSE under the symbol “RENN”. Renren had approximately 172 million activated users as of September 30, 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the fourth quarter of 2012 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,
per shares, ADS, and per ADS data)	2011	2012

ASSETS

Current assets:
Cash and cash equivalents	$284,643	$456,655
Term deposits	702,680	350,000
Short-term investments	53,393	85,833
Accounts receivable, net	14,911	20,629
Prepaid expenses and other current assets	59,389	32,191
Amounts due from related parties	573	82
Deferred tax assets-current	1,381	1,384

Total current assets	1,116,970	946,774

Non-current assets:
Equipment, net	22,301	29,542
Intangible assets, net	28,086	26,967
Goodwill	58,998	59,149
Long-term investments	50,300	88,425
Other non-current assets	1,353	31,445

Total non-current assets	161,038	235,528

TOTAL ASSETS	$1,278,008	$1,182,302

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$20,381	$33,435
Accrued expenses and other payables	31,108	31,629
Amounts due to a related party	51	—
Deferred revenue and advance from customers	7,441	10,978
Income tax payable	1,506	2,225
Total current liabilities	60,487	78,267

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,976	6,597

Total non-current liabilities	6,976	6,597

TOTAL LIABILITES	67,463	84,864

Commitments

Shareholders’ Equity:
Class A ordinary shares (US$0.001 par value, 3,000,000,000 shares authorized, 770,912,350 and 726,924,519 issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	771	727
Class B ordinary shares (US$0.001 par value, 500,000,000 shares authorized, 398,763,450 and 401,867,617 issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	399	402
Treasury stocks, at cost	(25,597)	(101,728)
Additional paid-in capital	1,407,059	1,417,863
Statutory reserves	3,507	3,507
Accumulated deficit	(183,228)	(237,170)
Accumulated other comprehensive income	7,334	13,837

Total shareholders’ equity	1,210,245	1,097,438

Noncontrolling Interests	300	—
Total equity	1,210,545	1,097,438

LIABIILITIES AND EQUITY	$1,278,008	$1,182,302

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	September 30,	June 30,	September 30,
per shares, ADS, and per ADS data)	2011	2012	2012

Net revenues
Online advertising	$19,635	$15,096	$16,938
IVAS	14,579	29,728	33,428
Total net revenues	34,214	44,824	50,366

Cost of revenues	(6,701)	(16,899)	(19,444)

Gross profit	27,513	27,925	30,922

Operating expenses:
Selling and marketing	(18,935)	(21,578)	(21,371)
Research and development	(10,314)	(17,826)	(20,844)
General and administrative	(4,708)	(10,726)	(9,341)

Total operating expenses	(33,957)	(50,130)	(51,556)

Loss from operations	(6,444)	(22,205)	(20,634)

Other income	216	13	1,362
Exchange gain (loss) on dual currency deposit and offshore bank accounts	2,728	(3,114)	972
Interest income	2,899	5,101	5,733
Realized gain on available-for-sale investments	—	2,460	870

Loss before provision of income tax, loss in equity method investment and noncontrolling interests, net of income taxes	(601)	(17,745)	(11,697)
Income tax expenses	(713)	(177)	(117)

Loss before loss in equity method investments and noncontrolling interests, net of income taxes	(1,314)	(17,922)	(11,814)
Loss in equity method investments, net of income taxes	—	(7,017)	(3,586)

Net loss	(1,314)	(24,939)	(15,400)
Add: Net loss attributable to noncontrolling interests, net of income taxes	129	—	—

Net loss attributable to Renren Inc.	$(1,185)	$(24,939)	$(15,400)

Net loss per share, basic	$0.00	$(0.02)	$(0.01)
Net loss per ADS, basic	$0.00	$(0.06)	$(0.04)
Net loss per share, diluted	$0.00	$(0.02)	$(0.01)
Net loss per ADS, diluted	$0.00	$(0.06)	$(0.04)
Shares used in computation, basic	1,177,595,401	1,167,959,726	1,141,783,844
ADS used in computation, basic	392,531,800	389,319,909	380,594,615
Shares used in computation, diluted	1,177,595,401	1,167,959,726	1,141,783,844
ADS used in computation, diluted	392,531,800	389,319,909	380,594,615

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
	September 30,	June 30,	September 30,
(Amounts in US dollars, in thousands)	2011	2012	2012

Loss from continuing operations	$(1,314)	$(24,939)	$(15,400)
Add back: Shared-based compensation expenses	1,524	2,537	2,585
Add back: Amortization of intangible assets	54	604	673
Adjusted net income (loss)	$264	$(21,798)	$(12,142)